1900 K Street, N.W. Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com Corey F. Rose Corey F. Rose +1 202 261 3314 Direct

May 22, 2019

VIA EDGAR CORRESPONDENCE

Deborah O’Neal

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:	The Hartford Mutual Funds II, Inc. (SEC File Nos. 002-11387 and 811-00558) (the “Registrant”)

Dear Ms. O’Neal:

We are writing in response to comments you provided telephonically to Michelle Lombardo, Lisa Zeises, Joshua Katz, Alexander Karampatsos and me on Tuesday, April 12, 2019, with respect to Post-Effective Amendment No. 149 to the Registrant’s registration statement (“PEA 149”). PEA 149 was filed on March 13, 2019 for the purpose of registering shares of Hartford Multifactor International Fund and Hartford Multifactor Large Cap Value Fund (each a “Fund” and together, the “Funds”), new series of the Registrant. On behalf of the Registrant, we have reproduced your comments, and our responses thereto are provided below.

1.	Comment: Please provide supplementally a completed Annual Fund Operating Expenses table and Expense Example for each Fund.

Response:  The completed Annual Fund Operating Expenses table and Expense Example for each Fund are included in Appendix I attached hereto.

2.	Comment: With respect to the expense reimbursement arrangement disclosed in the footnote to each Fund’s Annual Fund Operating Expenses table, please discuss whether the amounts reimbursed pursuant to this arrangement can be recouped by the reimbursing party.

Response:  Amounts reimbursed under the expense reimbursement arrangement described in the footnote to each Fund’s Annual Fund Operating Expenses table may not be recouped by the reimbursing party.

3.	Comment: The International Fund’s principal investment strategy states that “the Index seeks to de-concentrate individual country and currency risks while emphasizing companies that exhibit persistent risk premium factors.” Please revise the disclosure to clarify the meaning of “risk premium factors.”

Response:  The Registrant has revised the disclosure consistent with this comment.

4.	Comment: In the Funds’ prospectus, please disclose a range of the approximate number of securities that constitute each of Hartford Risk-Optimized Multifactor Developed Markets (ex-US) Index and Hartford Multifactor Large Cap Value Index.

Response:  The Registrant has revised the disclosure consistent with this comment.

5.	Comment: Please revise each Fund’s principal investment strategy section to identify the derivatives in which the Fund may invest as part of its principal investment strategy.

Response:  The Registrant has revised the disclosure consistent with this comment.

6.	Comment: To the extent that either Hartford Risk-Optimized Multifactor Developed Markets (ex-US) Index or Hartford Multifactor Large Cap Value Index is concentrated in a particular industry or group of industries, please identify the industry or group of industries and disclose any associated risks with respect to such industry or group of industries in the applicable Fund’s summary section.

Response:  The Registrant confirms that neither Hartford Risk-Optimized Multifactor Developed Markets (ex-US) Index nor Hartford Multifactor Large Cap Value Index is concentrated in a particular industry or group of industries at this time. Accordingly, no disclosure has been added.

7.	Comment: Each Fund’s principal investment strategy section discloses that “Lattice determines the composition and relative weightings of the securities in the Index and publishes information regarding the market value of the Index.” Please generally disclose the index weighting methodology and criteria in the Funds’ prospectus.

Response:  The Registrant has revised the disclosure consistent with this comment.

8.	Comment: To the extent that the International Fund is expected to invest in small- and/or mid-capitalization companies as a part of the Fund’s principal investment strategy, please disclose “Mid Cap and Small Cap Securities Risk” as a risk of the Fund.

Response:  The Registrant has revised the disclosure in response to this comment to add Mid Cap Securities Risk as a principal risk of the Fund.

9.	Comment: Please provide supplementally the methodology rule book for Hartford Multifactor Large Cap Value Index.

Response:  The methodology rule book for Hartford Multifactor Large Cap Value Index is attached hereto as Appendix II.

10.	Comment: Please confirm that the Fund’s investment adviser or sub-adviser has the records necessary to support the calculation of the performance of Hartford Multifactor Developing Markets (ex-US) ETF as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940.

Response:  The Registrant confirms that Lattice Strategies LLC, the Fund’s investment adviser, has the records necessary to support the calculation of the performance of Hartford Multifactor Developing Markets (ex-US) ETF as required by Rule 204-2(a)(16).

11.	Comment: Please explain supplementally whether the net performance of Hartford Multifactor Developed Markets (ex-US) ETF reflects all of the operating expenses of Hartford Multifactor Developed Markets (ex-US) ETF.

Response:  The Registrant confirms that net performance of Hartford Multifactor Developed Markets (ex-US) ETF will reflect the estimated net operating expenses of Class R3 shares of the International Fund. The Registrant respectfully notes that the estimated net operating expenses of Class R3 shares of the International Fund are higher than actual operating expenses of Hartford Multifactor Developed Markets (ex-US) ETF.

12.	Comment: In the “Prior Performance of Related Accounts” section of the Funds’ prospectus, please revise the disclosure to indicate the method used to calculate the Related Fund’s performance.

Response:  The Registrant has revised the disclosure consistent with this comment.

Should you have any questions, please feel free to contact the undersigned at (202) 261-3314.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:	Michelle Lombardo

Lisa Zeises

Joshua Katz

Alexander Karampatsos

Appendix I

International Fund

Shareholder Fees (fees paid directly from your investment): None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Share Classes	R3	R4	R5	R6	Y	F
Management fees	0.29%	0.29%	0.29%	0.29%	0.29%	0.29%
Distribution and service (12b-1) fees	0.50%	0.25%	None	None	None	None
Other expenses(1)	0.39%	0.34%	0.29%	0.17%	0.28%	0.17%
Total annual fund operating expenses(1)	1.18%	0.88%	0.58%	0.46%	0.57%	0.46%
Fee waiver and/or expense reimbursement(2)	0.14%	0.14%	0.14%	0.12%	0.13%	0.12%
Total annual fund operating expenses after fee waiver and/or expense reimbursement(2)	1.04%	0.74%	0.44%	0.34%	0.44%	0.34%

(1)	Expenses are based on estimated amounts for the current fiscal year.

(2)	Lattice Strategies LLC (the “Investment Manager”) has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual fund operating expenses as follows: 1.04% (Class R3), 0.74% (Class R4), 0.44% (Class R5), 0.34% (Class R6), 0.44% (Class Y), and 0.34% (Class F). This contractual arrangement will remain in effect until May 31, 2020 unless the Board of Directors of The Hartford Mutual Funds II, Inc. approves its earlier termination

Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Share Classes	Year 1	Year 3
R3	$106	$361
R4	$76	$267
R5	$45	$172
R6	$35	$136
Y	$45	$170
F	$35	$136

Large Cap Value Fund

Shareholder Fees (fees paid directly from your investment): None

ANNUAL FUND OPERATING EXPENSES (expenses that you pay each year as a percentage of the value of your investment)

Share Classes	R3	R4	R5	R6	Y	F
Management fees	0.19%	0.19%	0.19%	0.19%	0.19%	0.19%
Distribution and service (12b-1) fees	0.50%	0.25%	None	None	None	None
Other expenses(1)	0.39%	0.34%	0.29%	0.17%	0.28%	0.17%
Total annual fund operating expenses(1)	1.08%	0.78%	0.48%	0.36%	0.47%	0.36%
Fee waiver and/or expense reimbursement(2)	0.14%	0.14%	0.14%	0.12%	0.13%	0.12%
Total annual fund operating expenses after fee waiver and/or expense reimbursement(2)	0.94%	0.64%	0.34%	0.24%	0.34%	0.24%

(1)	Expenses are based on estimated amounts for the current fiscal year.

(2)	Lattice Strategies LLC (the “Investment Manager”) has contractually agreed to reimburse expenses (exclusive of taxes, interest expenses, brokerage commissions, acquired fund fees and expenses and extraordinary expenses) to the extent necessary to maintain total annual fund operating expenses as follows: 0.94% (Class R3), 0.64% (Class R4), 0.34% (Class R5), 0.24% (Class R6), 0.34% (Class Y), and 0.24% (Class F). This contractual arrangement will remain in effect until May 31, 2020 unless the Board of Directors of The Hartford Mutual Funds II, Inc. approves its earlier termination

Your actual costs may be higher or lower. Based on these assumptions, for every $10,000 invested, you would pay the following expenses if you sell all of your shares at the end of each time period indicated:

Share Classes	Year 1	Year 3
R3	$96	$330
R4	$65	$235
R5	$35	$140
R6	$25	$104
Y	$35	$138
F	$25	$104